10026662

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
105

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46999 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StormHarbour Securities LP

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 33rd Floor
(No. and Street)

| New York | NY | 10017-0034 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-897-1688
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name)*

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (city) | (State) | Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StormHarbour Securities LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

Anthony Cantone
Notary Public, State of New York
No. 01CA6107018
Qualified in Kings County
Commission Expires 3/15/2012.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# StormHarbour Securities LP

**(A Delaware Limited Partnership) (Formerly Known As Myerberg & Company LP)**

## Statement of Financial Condition

## December 31, 2009

# StormHarbour Securities LP
**(A Delaware Limited Partnership) (Formerly Known As Myerberg & Company LP)**
**Index**
**December 31, 2009**

Page(s)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Partners' of StormHarbour Securities LP:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of StormHarbour Securities LP (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

# StormHarbour Securities LP
**(A Delaware Limited Partnership) (Formerly Known As Myerberg & Company LP)**
## Statement of Financial Condition
## December 31, 2009

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,249,723 |
| Receivable from brokers, dealers and clearing organizations | 1,426,276 |
| Deposits with clearing organizations | 750,000 |
| Receivable from affiliates | 594,719 |
| Total assets | $ 4,020,718 |
| **Liabilities** | |
| Accounts payable and other accrued liabilities | 11,895 |
| Payable to parent | 1,735,275 |
| Total liabilities | 1,747,170 |
| **Partners' Capital** | |
| Partners' Capital | 2,273,548 |
| Total partners' capital | 2,273,548 |
| Total liabilities and partners' capital | $ 4,020,718 |

The accompanying notes are an integral part of this financial statement

## 1. Organization and Nature of Business

StormHarbour Securities LP (the "Company"), a Delaware limited partnership formerly known as Myerberg & Company LP ("Myerberg") was formed on April 3, 2009. As part of reorganization of commonly controlled entities ("the reorganization") on April 30, 2009, the Company became a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA") by succession pursuant to Securities Exchange Commission Act Rule 15b1-3(b). In connection with this succession, the Company's predecessor, Myerberg, a New York limited partnership, registered broker dealer and FINRA (previously NASD) member since 1994, assigned substantially all of its assets and liabilities to the Company. The reorganization was accounted for as a change in reporting entity per ASC 250 "Accounting Changes and Error Corrections" which entails accounting for the contributed assets and liabilities as if the assignments had occurred on January 1, 2009.

The Company primarily engages in trading of corporate debt securities, US government securities, mortgages and other receivables. The Company acts only as an agent or a riskless principal basis and does not maintain proprietary positions or trade for its own account or otherwise act as a dealer. The Company does not maintain custody of any assets of its customers. The Company may also act as an introducing broker that provides brokerage services to both affiliated and non affiliated entities.

The Company was acquired by StormHarbour Partners LP ("SHP"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company holds a 1% general partner interest in the Company. SHP is responsible for providing certain administrative services to the Company under the terms of the administrative services agreement.

## 2. Significant Accounting Policies

### Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Use of Estimates
The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement of condition. Actual results could differ from those estimates.

### Securities Transactions
Customer accounts are held by the clearing broker. The Company does not carry customer accounts or hold funds or securities for customers. The Company operates as an introducing broker on a fully disclosed basis.

### Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds.

### 3. Transactions with Related Parties

Pursuant to an administrative services agreement ("administrative services agreement") and the master intercompany agreement, the Company must make payments to affiliated entities for direct and allocable administrative, general and operating expenses, including compensation and benefits, occupancy and equipment cost, communications, data processing and other expenses. Such advances and payables are non-interest bearing and do not have set maturity dates.

The Company also acted as agent on securities transactions for affiliated entities. The Company received compensation in accordance with the intercompany agreements and separately agreed upon revenue splits for such transactions. Included within the receivable from affiliated entities of $594,719 on the statement of operations, is $206,289 related to securities transactions with affiliated entities.

Additionally, the Company has an expense agreement with other affiliated entities, in which affiliated entities pay and allocate overhead expenses of the Company; the Company reimburses affiliates for such expenses. At December 31, 2009, $1,735,275 was payable to affiliates.

### 4. Receivable From and Payable to Clearing Organizations

The Company conducts its transactions through two clearing organizations. As of December 31, 2009, receivables from the clearing organizations totaled $1,448,231 and clearing fees payable to clearing organizations totaled $21,955.

### 5. Income taxes

The Company has accrued an provision as for its share of New York City's Unincorporated Business Tax based on the separate return method accepted under ASC 740, "Accounting for Uncertainty in Income Taxes" ("ASC 740"). The company is a disregarded entity for federal and state income tax purposes, therefore, ultimately SHP and, in turn SHP's partners are individually liable for their share of the federal and state.

In June 2006, the Financial Accounting Standards Board ("FASB") issued ASC 740 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes". ASC 740 provides guidance for how a company should recognize, measure, present and disclose uncertain tax positions it has taken or expects to take on a tax return, in its Financial Statement. The interpretation is effective for fiscal years beginning after December 15, 2008 for non public companies. The Company adopted the provision in fiscal year 2009. The Company does not believe that it has any uncertain tax positions that would qualify for either recognition or disclosure in the accompanying financial statement.

### 6. Deposits Held by Clearing Organizations

Under the terms of the clearing agreements between the Company and the clearing organizations, the Company is required to maintain a certain level of cash on deposit with the clearing organizations. Should the clearing organizations suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations.

As of December 31, 2009, the Company has recorded no liabilities with regard to this right. As of December 31, 2009, the total deposits held at clearing organizations were $750,000.

## 7. Credit and Concentration Risk

The Company is exposed to credit risk for commissions receivable from the clearing broker. Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty.

The Company maintains its cash in bank depository accounts and at clearing organizations, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or clearing firm payments. At December 31, 2009, 100% of the Company's cash and cash equivalents were held at two institutions and 100% of the Company's receivables from clearing brokers were held at two institutions.

## 8. Fair Value Measurements

The fair value hierarchy under ASC 820 "Fair Value Measurements and Disclosures" prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

**Level 1** - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

**Level 2** - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc) for the asset or liability.

**Level 3** - Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company owned money market funds at December 31, 2009, which are measured using level 1 inputs.

## 9. Regulatory Requirements

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $1,678,456, which was $1,561,978 in excess of its required net capital of $116,478.

## 10. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

## 11. New Accounting Pronouncements

**FASB Accounting Standards Codification**
In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The

Codification was effective for the Company for fiscal year 2009 and did not have an effect on the Company's financial condition, results of operations or cash flows.

**Subsequent Events (ASC 855)**
In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. These amended principles were effective for the Company for the second quarter of 2009. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Company's financial condition, results of operations or cash flows.

## 12. Subsequent Events

The Company has evaluated subsequent events from January 1, 2010 through February 26, 2010 and notes that the minimum capital required as regulatory capital has increased to $100,000 as of February 4, 2010 from $5,000 at December 31, 2009.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Accountants

To the Partners of StormHarbour Securities LP:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of StormHarbour Securities LP for the period from April 1, 2009 through December 31,2009, which were agreed to by StormHarbour Securities LP, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating StormHarbour Securities LP'scompliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for StormHarbour Securities LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows for the period of April 1, 2009 through December 31, 2009 ("Form SIPC-7T'):

    **a.** A payment in the amount of $16,594 on February 26, 2010, which we agreed to a copy of the check (#1324).

2. Compared Total Revenue reported on page 2, item 2a of Form SIPC-7T of $6,795,444 with Total Revenue amount reported on audited financial statements for the year ended December 31, 2009 ('Financial Statements') of $6,795,437 less the revenues reported on the Company's quarterly Focus Report for the period from January 1, 2009 to March 31, 2009 ('Q1 Focus Report'), line 9, of $161,251 noting a $7 difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    **a.** Compared 2b additions with the trial balance, noting there are no additions.

    **b.** Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7T in the amount of $97,836, to Clearance Fees reported on the trial balance for the year ended December 31, 2009, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    **a.** Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,697,608 and $16,744, respectively of the Form SIPC-7T. We noted no exceptions in the mathematical accuracy of the calculation.

**b.** Recalculated all subtotals and totals on Form SIPC-7T, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3 above. We tested the mathematical accuracy of the trial balance, noting no exceptions.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of StormHarbour Securities LP, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5**

To the Partners' of StormHarbour Securities LP:

In planning and performing our audit of the financial statements of StormHarbour Securities LP (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010